	Jenkens & Gilchrist a professional corporation	Austin, Texas
(512) 499-3800

	1445 Ross Avenue	Chicago, Illinois
	Suite 3200	(312) 425-3900
Dallas, Texas 75202
Houston, TEXAS
	(214) 855-4500	(713) 951-3300
Facsimile (214) 855-4300
	www.jenkens.com	Los Angeles, California
(310) 820-8800

New York, New York
(212) 704-6000

Pasadena, California
(626) 578-7400
Michael G. Keeley
(214) 855-4160		San Antonio, Texas
mkeeley@jenkens.com		(210) 246-5000

January 26, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Ms. Abby Adams, Office of Mergers and Acquisitions

Re:	The Republic Corporation Amendment No. 1 to Schedule 13E-3; File no. 5-03196 Amendment No. 1 to Schedule 14A; File no. 0-08597 Filed December 6, 2004

Dear Ladies and Gentlemen:

     On behalf of our client, The Republic Corporation, a Texas corporation (the “Company” or “Republic”), we are filing with the Securities and Exchange Commission (the “Commission”), by electronic transmission, Amendment No. 1 to the above-referenced Schedule 13E-3 originally filed with the Commission on December 6, 2004, which amendment includes, pursuant to Item 16 as Exhibit (a)(i), a revised preliminary proxy statement for the special meeting of the shareholders of the Company. We are also filing Amendment No. 1 to the above reference Schedule 14A originally filed with the Commission on December 6, 2004. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

     Amendment No. 1 to the referenced Schedule 13E-3 incorporates information in response to the comment letter, dated January 10, 2004, from the staff of the Commission (the “Staff”). Those comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

     We are providing members of the Staff, as indicated below, courtesy copies of this letter, the accompanying Amendment Nos. 1 to the Schedule 13E-3 and Schedule 14A marked to show all changes made to the Schedule 13E-3 and exhibits thereto and Schedule 14A as initially filed with the Commission. Page references in the responses set forth below are to the pages in the courtesy copies of the preliminary proxy statement (the pagination in the EDGAR filing may differ slightly).

Schedule 13E-3

1.	Each filing person must provide the disclosure required by each Item on Schedule 13E-3. Please revise to provide this disclosure, to the extent you have not already done so. For example, refer to Item 7 of Schedule 13E-3. As several individuals on the board are filing persons, it appears that the alternatives they considered and their reasons, purposes, and effects may differ from those of the company in ways not disclosed in this document. Please revise or advise.

We believe that each filing person has satisfied the disclosure requirements required by Schedule 13E-3. None of the filing persons considered any alternatives, reasons or effects of the merger beyond those considered by the board of directors of the Company as described in the proxy statement under the sections entitled “Summary Information — Questions and Answers about the Merger — Why is the merger being proposed?” and “Special Factors — Purposes of and reasons for the merger proposal” and as reflected in the Company’s disclosure under Schedule 13E-3. We note that, under Texas law, the Company’s board of directors, which includes certain of the filing persons, has a fiduciary duty to act in the best interests of all of the Company’s shareholders regardless of their affiliation to the Company.

Preliminary Proxy Statement on Schedule 14A

2.	Please provide a form of proxy with your amended filing. We note the disclosure at the top of page 70. Clarify on page 7 that you will not use proxies to vote in favor of adjournment of the meeting. In addition, we note that the company is both going private and planning to make an election to be treated as an S corporation. It does not appear that you intend to provide security holders with an opportunity to vote on the S corporation election. Provide us your analysis regarding whether security holders should be provided an opportunity to vote on the S corporation election and related shareholder agreement, and whether they should have the opportunity to do so

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

separately, in addition to the vote in favor of the going-private merger. See Note A of Schedule 14A and Rule 14a-4(a)(3).

In response to the Staff’s comments regarding the form of proxy, we note that a form of proxy was attached as Exhibit (a)(ii) to the Schedule 13E-3 filed on December 6, 2004. However, in response to the Staff’s comment we have also incorporated the form of proxy into the Schedule 14A, as an appendix at the end of the proxy statement in accordance with the note paragraph 14a-4(a)(3).

In response to the Staff’s comment regarding use of proxies to vote in favor of adjournment of the special meeting, we have revised the disclosure in the proxy statement under the section entitled “Summary Information — Questions and Answers about the Special Meeting — How many votes must be present to hold the meeting?” (See page 9)

With respect to the Staff’s inquiry regarding the Company providing shareholders with an opportunity to vote on the S corporation election, we do not believe that such a vote is necessary. The Internal Revenue Code does not require a vote of the Shareholders to approve the S election. Instead, in order to elect Subchapter S tax treatment, a corporation must have the consent all of its shareholders at the time of election. Accordingly, the merger will allow the Company to qualify to elect Subchapter S tax treatment if all of the shareholders at the time of the election consent. In this regard, one of the documents required to be delivered by a shareholder of Republic in order to be deemed a “qualified shareholder” under the merger agreement is the shareholders’ consent to the S election. In effect, those shareholders who are eligible to own stock in an S corporation and own 250 shares or more have the ability to make a decision on the S election and the related Shareholders’ Agreement by signing the consent form and the signature page to the Shareholders’ Agreement and delivering those documents to Republic. The eligible shareholders who sign and return those documents to Republic will have made their decision in favor of the S election, and they will remain shareholders of Republic. The eligible shareholders who do not sign and return these documents to Republic will have made their decision against the S election, and they will receive cash for their shares.

Proxy Statement for the Special Meeting of the Shareholders of
The Republic Corporation, page (i).

3.	Security holders are entitled to rely on your disclosure. Therefore, please eliminate the disclaimer at the bottom page (i).

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

In response to the Staff’s comments, we have revised the disclosure in the proxy statement. (See page (i))

Summary Information, page 1

4.	Revise the summary to highlight the most material information about the Schedule 13E-3 transaction. For example, you should revise the summary to disclose each filing persons’ fairness determination and any conflicts of interest. Also revise the summary to disclose the most material information regarding the S corporation election, such as the restrictions on transfer of the shares and the fact that shareholders will be required to recognize income, how often they will be required to do so, and that they will be required to recognize income even if they do not receive distributions from the company. Provide cross-references to more detailed discussions of this information in the proxy statement.

In response to the Staff’s first comment under this item (4), we have revised the disclosure in the proxy statement under the section entitled “Summary Information — Questions and Answers about the Merger — Have Republic’s affiliates considered the fairness of the merger transaction?” (See page 8) We believe that such revised disclosure when read in conjunction with the section entitled “Summary Information — Questions and Answers about the Merger — May executive officers of directors of Republic have interests in the transaction that are different than mine” adequately addresses the Staff’s first comment under this item (4).

In response to the Staff’s second comment under this item (4), concerning disclosure of additional material information about Republic’s election to be taxed as an S corporation, we have revised the disclosure in the proxy statement under the section entitled “Summary Information — Questions and Answers about the Merger” by inserting two new sections entitled “What are the tax consequences of the merger to Republic?” and “What are the tax consequences to me as a shareholder of an S corporation?” (See page 6). We note that the proxy statement already addresses the tax impact of the merger transaction itself on Republic’s shareholders in the section entitled “Summary Information — Questions and Answers about the Merger — What are the tax consequences of the merger to me?” (See page 6)

In response to the Staff’s comment regarding restrictions on the transfer of shares, we have revised the disclosure in the proxy statement under the section entitled “Summary

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

Information — Questions and Answers about the merger - Will there be restrictions on the transfer of my common stock after the merger?” (See page 7)

5.	Revise to highlight the risk that a shareholder submitting the required information to become a qualified shareholder may nevertheless fail to satisfy the criteria and be cashed out in the merger. Revise an appropriate section of the document to provide addition detail regarding how you will make these determinations.

In response to the Staff’s comment, we have revised the disclosure in the following sections of the proxy statement: “Summary Information — Questions and Answers About the Merger — Who will be a ‘qualified shareholder’ under the merger agreement?” and “Summary Information — Questions and Answers About the Merger — When will Republic determine whether I am a ‘qualified shareholder’?” (See pages 3 and 4) We note that, if a Republic shareholder submits the required documentation described under the section of the proxy statement entitled “The Proposed Merger — Structure of Merger — Criteria to be a ‘Qualified Shareholder’” and owns at least 250 shares in its own name and is not otherwise subject to one of the exceptions described in the proxy statement under the section entitled “‘ Certain exceptions to ‘qualified shareholder’ criteria,” then that shareholder will be deemed a “qualified shareholder” and will not be cashed out in the merger transaction. Accordingly, we do not believe that additional disclosure in the proxy statement is necessary to address the Staff’s comments on this matter.

6.	Revise to provide examples regarding how you will treat shares held in separate accounts by the same person, held in street name, etc., in determining whether a particular shareholder holds 250 or more shares. Briefly explain how shareholders may consolidate their shares in one or more accounts to meet the threshold, and how they may distribute shares to go below the threshold.

In response to the Staff’s first comment under this item (6), we have revised the disclosure in the proxy statement by inserting two new sections entitled “Summary Information — Questions and Answers about the Merger — What if I hold shares of Republic in different capacities or separate accounts?” and “Summary Information — Questions and Answers about the Merger — What if I hold shares in ‘street name’?” (See page 4)

In response to the Staff’s second comment under this item (6), we have revised the existing section entitled “Summary Information — Questions and Answers about the

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

Merger — When will Republic determine whether I am a ‘qualified shareholder’?” (See page 4)

7.	On page 3 you state that the board found the merger consideration fair to your shareholders, including those shareholders who are “unaffiliated shareholders.” Revise the document here and on pages 20, 26 and elsewhere to provide a separate fairness determination with respect to each group of unaffiliated security holders — those who will receive cash in the transaction and those that will be security holders of the successor company. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981). We note similar disclosure on page 31. Also revise the fairness determination of each of the remaining filing persons in accord with this comment.

In response to the staff’s comments, we have revised the disclosure throughout the proxy statement to reflect the fairness determination with respect to each group of unaffiliated shareholders, specifically those who will receive cash and those who will retain their shares in the Company. We have also revised the disclosure in the proxy statement under the sections entitled “Summary Information — Questions and Answers about the Merger — Have Republic’s affiliates considered the fairness of the merger transaction?” and “Special Factors — Recommendation of Our Board of Directors — Determination of fairness of the proposed transaction by filing persons.” (See pages 8 and 34, respectively). We also note that certain revisions to the disclosure in the proxy statement in response to the Staff’s comments under item (9) address this comment and we direct the Staff’s attention to our response to comment 9.

8.	Please confirm that your definition of “unaffiliated shareholders” is consistent with the definition in Rule 13e-3(a)(4). See also Rule 13e-3(a)(1).

We have reviewed the definition of “unaffiliated shareholders” in Rule 13e-3(a)(4) and concluded that it is consistent with the definition utilized by the board of directors and other filing persons when making their respective determinations as to the fairness of the transactions to unaffiliated shareholders including those who will receive cash and those who will retain their shares of common stock of the Company. We have revised the disclosure in the proxy statement under the heading “Summary Information — Questions and Answers about the Merger — How was the cash price for shares of our common stock determined?” (See page 3) to reflect the definition used by the board and the filing persons is consistent with the definition of “unaffiliated shareholders” found in Rule 13e-3(a)(4).

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

Special Factors, page 12

Background of the Merger, page 12

9.	Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc. among the filing persons and with members of management. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of the background. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

•	Who first proposed the possibility of going private and the date when.

•	Where you describe beliefs of and actions by the board or management, revise to identify each person who engaged in the various actions or held the particular belief.

•	Disclose the process by which the board determined financing for the transacting.

•	Include a discussion of the questions posed by the filing persons when the financial advisor presented its report.

•	Disclose when the parties determined the terms of the proposed merger and who participated in the related discussions.

In response to the Staff’s comments, we have substantially revised the disclosure in the proxy statement under the section entitled “Special Factors Background of the Merger — Management Discussion.” (See pages 16 — 19). Please note that certain discussions regarding the transaction were between Republic’s management and Republic’s legal counsel, the content of which is subject to the attorney-client privilege and need not be disclosed.

10.	Revise to provide the disclosure required by Item 1015(b)(3) of regulation M-A regarding the method of selecting the financial advisor. Confirm that no information is required to be disclosed pursuant to Item 1013(b)(4) [sic] of Regulation M-A or revise the document accordingly.

In response to the Staff’s first comment under this item (10), we have revised the disclosure in the proxy statement under the section entitled “Special Factors —

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

Determination of the terms of the Merger — Financial Fairness; Appraisal of Stock”. (See page 22)

In response to the Staff’s second comment under this item (10), we assume that the comment is referring to Item 1015(b)(4) of Regulation M-A and have confirmed that no disclosure is required under Item 1015(b)(4) of Regulation M-A.

11.	We note that Bank Advisory Group made a presentation to the board and performed an appraisal. Provide the date of this presentation. In addition, each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transacting, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by the financial advisor or other third parties during your evaluation of the transaction and file any written materials, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the persons who initiated the contact, a summary of the dialogue and the information exchange and the basis of any views expressed. Among other items, the written materials include analyses, talking papers, drafts, summaries or outlines.

In response to the Staff’s first comment under this item (11), we have reflected in the revisions referred to in our response to item (9) clarity that Bank Advisory Group delivered its report to Republic’s board of directors, rather than presenting its findings in person to Republic’s board of directors. (See page 18).

In response to the Staff’s second comment under this item (11), we note that Item 1015(a) of Regulation M-A requires reports, appraisals, and opinions receive from an “outside party.” In this regard, the only report, appraisal, or opinion that the board received from an “outside party” was the Cash Fair Valuation of Common Stock, dated November 4, 2004, prepared and delivered by Bank Advisory Group.

12.	The Staff note the limitation on reliance by shareholders on page 21, where you that the “fairness opinion is directed to Republic’s board only.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot relay upon the opinion to support any claims against the financial advisor

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor of the board of directors under the federal securities laws.

In response to the Staff’s comments, we have revised the second full paragraph on page 23.

13.	Refer to the last paragraph on page 22. Clarify whether the financial advisor or management prepared the projections. Here you state that the projections were created by the financial advisor based on information from management; however, the financial advisor’s opinion indicates that forecasts were prepared by management. In addition, please disclose the forecasts and projections.

In response to the Staff’s comments, we have revised of the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness.” (See page 21)

With respect to the Staff’s comment that we disclose the projections in the proxy statement, we refer to the disclosure above regarding the fact that Bank Advisory Group developed the projections for its use in preparing the Cash Fair Evaluation of Common Stock, dated November 4, 2004, which is attached as Exhibit (c)(ii) to the Schedule 13E-3. We have revised the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness” to direct the reader to that report for a discussion of the projections. (See page 21). With respect to the reference to projections of the Bank in paragraph 7 on page 2 of the draft fairness opinion, the term “projections” refers to the Bank’s capital plan, budget, loan loss reserve analysis as well as all other reports generated by the Bank in the usual course of its business. Those reports were not generated in connection with the proposed transaction. The disclosure of that information to the Company’s competitors would cause material harm to the Company, the Bank and the Company’s shareholders.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

14.	We note that the financial advisor reviewed the proxy statement in draft form on November 5, 2004. Clarify whether any material changes were made to the proxy after that point.

In response to the Staff’s comments, we have deleted the date reference from the form of fairness opinion. Bank Advisory Group will review the final proxy statement before issuing its fairness opinion. The final fairness opinion will reflect the date of such proxy statement.

15.	Revise the discussion of the Net Asset Value Method to provide information about the analysis and the conclusions in similar detail to the other methods used.

In response to the Staff’s comments, we note that the Net Asset Value Method, discussed on page 24 of the proxy statement, is one of three basic methods of determining value pursuant to generally-accepted appraisal methodology. As stated in the discussion concerning this method currently presented in the proxy statement, this method yields a liquidation value of the corporation being appraised. To use this method would require that one presume the termination of operations and valuation of all assets and liabilities of that corporation. We believe that the flaw with this method of valuing a going concern, such as the Company, is that it does not value the interrelationship among the going concern’s assets, liabilities, customer relations, market presence, image and reputation, and management’s expertise and depth. These are what make a going concern inherently more valuable than the sum of its parts on a liquidation basis.

Consequently, we believe that any substantial analysis under the Net Asset Value Method would be fruitless, and would require a significant expense of time and money (including valuation of the Company’s loan portfolio taking into consideration asset quality and the rates and terms of all loans, a similar valuation of the Company’s subsidiary bank’s deposit base, and full appraisals on all buildings, land, furniture, fixtures, and equipment). For a going concern, where the vast majority of value is determined by the going concern’s performance (and not by the value of its main office building or value of its current loan or securities portfolios), this would be a misleading measure of value upon which Republic’s shareholders may base their investment decisions. Furthermore, in acquisitions of companies in which Bank Advisory Group has acted as an advisor (to either the buyer or seller), it has never used, nor been asked to use, the Net Asset Value Method in determining a price to offer or counter-offer because the parties involved are almost exclusively interested in the financial condition and performance of the company in question as a going concern. We believe that there is value to the shareholders in their

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

determination of how to vote theirs hares that Bank Advisory Group disclose its reasons for not considering the Net Asset Value Method.

For the reasons stated in the preceding paragraphs, we have made no changes in response to the Staff’s comments on this matter.

16.	Revise the analyses to disclose the comparable companies and the comparable transactions considered in each analysis. Also, disclose the criteria used to select these comparables. With a view toward disclosure, tell us whether any companies or transactions fitting these criteria were not selected and why not. Similarly, tell us whether any companies or transactions analyzed did not fit within these criteria, and, if so, why they were analyzed despite this fact.

In response to the Staff’s comments, we have revised the discussion under the sections entitled “Special Factors — Financial Fairness — Market Value Method” and “Special Factors — Financial Fairness — Non-Synergistic Control Method.” (See pages 25 and 27, respectively)

In addition, we note that there were publicly-traded banking organizations in the original pool of transactions which in Bank Advisory Group’s judgment would lead to inaccurate results for a myriad of reasons. For example, corporations with especially low or high returns on equity (less than 10% or greater than 20%) were excluded because of those companies’ negative influence on average price multiples. Likewise, exclusions were made for companies with non-interest income or expense ratios outside a “normal” range for banking organizations. Additionally, exclusions were made for companies with such low trading volume that the quoted price was not supported by enough volume to be valid. Finally, in the experience of Bank Advisory Group, and in the case of the Company’s valuation, certain companies have become rumored “acquisition” targets, which results in a significantly higher reflected market price than would otherwise be expected based upon purely financial characteristics due to the buy-side pressure from investors’ speculation of a potential whole-company sale in the near-future. The run-up in price of these rumored acquisition targets cannot be considered as a fair value for a going concern, so they too were excluded. These are some of the reasons in this valuation situation where the Bank Advisory Group’s judgment requires the pool of companies to be carefully considered, rather than just blindly included in the determination of a fair value.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

Otherwise, there were no transactions in the pool of “Western United States Banking Organizations Acquired with 100% Cash Consideration” which Bank Advisory Group concluded would skew the results. Accordingly, all transactions fitting the criteria discussed in the sections entitled “Special Factors — Financial Fairness — Market Value Method” and “Special Factors — Financial Fairness — Non-Synergistic Control Method” were included in those sections’ discussions.

17.	We suggest that you take each analysis to the next step. In other words, discuss what a range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair. For each analysis, please explain what each of the calculations in the analysis mean. What are they intended to show?

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness.” (See pages 21-29)

18.	On page 24, disclose how the financial advisor chose the discount rates to use in its analysis.

In response to the Staff’s comment, we have revised the disclosure in the proxy statement in the section entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock — Investment Value.” (See page 26)

Recommendation of Our Board of Directors, page 26

19.	Revise page 28 to provide a cross-reference to the stock trading data on page 49. Clarify that transactions may have occurred of which you are not aware.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Recommendation of Our Board of Directors — Cash merger consideration versus recent trades.” (See page 31)

Determination of fairness of the proposed transaction by filing persons, page 31

20.	The filing persons may adopt the analysis of another, but it may not adopt the conclusion of another party. Revise this section accordingly.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Recommendation of Our Board of Directors — Determination of fairness of the proposed transaction by filing persons.” (See page 34).

Funding the Merger, page 31

21.	Tell us the exemptions from registration upon which you rely to issue the trust preferred securities that will be used to fund this transaction.

The trust preferred securities will be issued pursuant to either Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder, or Regulation S, depending on how the placement agent of the trust preferred securities structures the transaction.

Execution of Shareholders’ Agreement, page 58

22.	Revise this page to explain the meaning of “shares held in usufruct” and the “naked owner” so that security holders may understand.

In response to the Staff’s comments, we have deleted any and all “stray” references in the proxy statement to “usufruct” and “naked owners” that appeared in the proxy statement in addition to those noted by the Staff.

Documents Incorporated by Reference, page 70

23.	Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

The Staff’s comment is noted.

Appendix F—Financial Advisor’s Opinion

24. Tell us why you have provided an undated financial advisor’s opinion in draft form.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

The fairness opinion provided as Appendix F to the proxy statement is in draft form so that the Staff may see the form of the opinion prior to its issuance. As described above in response to Staff comments, a final, dated fairness opinion will be issued contemporaneously with the mailing of the definitive proxy statement. Due to the time between the original filing and the final mailing, we believe that a contemporaneously dated proxy statement is more meaningful to the Company’s shareholders.

Additional Revisions

In addition to the revisions discussed above in response to the Staff’s comments, we have also revised the disclosure in the section of the proxy statement entitled “The Proposed Merger — Interest of Certain Persons in the Merger” (see page 63) to add additional disclosure regarding the requirement of The National Bank Act of 1956 that the members of the board of directors of a national bank own a “qualifying equity interest” in the national bank or of that bank’s controlling organization. Because each of the directors owned nontransferable, mandatory redeemable shares of the bank in order to satisfy the Nation al Bank Act and because it is necessary of the bank to be a wholly-owned subsidiary to select Subchapter S tax treatment each of the bank directors exchanged their shares of bank stock for 250 nontransferable, mandatory redeemable shares of common stock of the Company.

In addition, each of the directors agreed that, upon the departure from the board of directors of the bank, each would receive $5,000 which is equal to the amount that each paid for the shares of bank stock. Also, pursuant to the Directors’ Qualifying Shares Agreement pursuant to which the share exchange occurred, each director waived all dividend rights to the shares of Company common stock but retained their voting rights. Accordingly, the shares held by bank directors and deemed outstanding for purposes of the Texas Business Corporation Act, but not for GAAP. We have revised the disclosure in the proxy statement to reflect the issuance of those shares and the distinction is noted in the section entitled “Pro Forma Consolidated Financial Information.”

     We note to the Staff that the additional 3,000 shares issued to the directors of the bank were issued pursuant to Section 4(2) of the 1933 Act. Pursuant to Item 3.02(b) of Form 8-K, no Form 8-K is required to be file in connection with the issuance of those shares.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
Attn: Ms. Abby Adams
January 26, 2005

     We trust that the foregoing is responsive to all of the Staff’s comments. Please direct any inquiries to the undersigned at the numbers listed in the top left corner of the first page of this response.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley

cc:	J. Ed Eisemann, IV, The Republic Corporation Tammie Lowrie, CPA, BKD LLP Robert Walters, The Bank Advisory Group, LLC Charles E. Greef, Esq. Jenkens & Gilchrist